82 - 01655

X-Cal Resources Ltd.


06018061

News Release **October 25, 2006**

DRILL TEST for X-CAL'S REESE RIVER/HORSE MOUNTAIN WINDOW PROPERTY

REESE RIVER/HORSE MOUNTAIN WINDOW
CORTEZ AREA, LANDER COUNTY, NEVADA

Core/Diamond Drill holes to test for favorable Lower Plate/Roberts Mountain Formation host rocks and gold mineralization are pending for X-Cal's Reese River/Horse Mountain Window Project, located in the Cortez Area, Lander County, Nevada.

X-CAL acquired the Reese River Property in the Cortez Area from Placer Dome (now Barrick) with the agreement that a minimum of $US 200,000 of work would be completed prior to December of this year, along with provisions that could extend the time frame. X-Cal is on track to meet and exceed the year one commitment.

X-Cal has been carrying out a mapping and sampling program on the Reese River/Horse Mountain Window Property and is currently preparing to file a NI-43-101 Report for the Cortez Area Project.

During 2006 a gravity survey was completed over the Reese River Property. A total of 64 new gravity stations were surveyed. The objective of the survey was to augment data obtained from Barrick. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones intersection with the associated

gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

To date, 329 rock samples and 926 soil samples have been collected on the Project. The geochemical results from these samples are being integrated into a GIS database.

The same geologic team that X-CAL employs for Sleeper is involved with overall project planning. A separate field geologist is dedicated to the Reese River Project.

Drill permits and bonding are in place. The initial drill test will total 3,000 ft. in up to three holes.

Barrick has a one-time "back in" right to earn a 51% interest in the project by tripling X-Cal's year one expenditures and to earn an additional 19% by carrying the project to bankable feasibility. If Barrick does not exercise the one-time back in, they will retain a 2% NSR and X-Cal will retain 100% of the property.

The drill tests are imminent, with start up timing to be determined by Robert Thomason, M.Sc., US Projects Manager for X-CAL.

....

X-Cal's MILL CREEK/GOAT WINDOW property is also located in the Cortez Area, Lander County, Nevada. X-Cal has been permitting a Plan of Operations for this property.

Exploration drilling is ongoing at X-Cal's SLEEPER Project, located in Humboldt County, Nevada.

X-Cal also recently announced claims in the Spring Valley Area, Pershing County, Nevada.

The exploration work of X-Cal Resources Ltd is guided by a team of professionals who have Nevada track records (see the X-Cal 2006

Annual Report and Technical Reports @ www.x-cal.com). The 30 square-mile Sleeper Gold Property is the primary focus of the company.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*
Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.